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                                                                     Exhibit 4.4

              FORM OF NON-EMPLOYEE DIRECTOR COMPENSATION AGREEMENT


This agreement is entered into between Cavanaughs Hospitality Corporation, a Washington corporation, and the undersigned effective April 8, 1998:

1)   Parties:    Cavanaughs Hospitality Corporation (the "Company") completed
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the initial public offering and listing of its common stock on the New York
Stock Exchange on April 8, 1998 (the "Effective Date"). On the Effective Date, the undersigned individual began service as a member of the Board of Directors of the Company. Except for service as a Director, the undersigned individual has no employment relationship with the Company.

2)   Annual Fee:    In consideration of the undersigned's agreement to serve as
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a Director of the Company, the Company will pay an annual fee of $6,000 to the undersigned for each year during which the undersigned serves as a Director of the Company, one-half of which annual fee shall be paid in the form of common stock of the Company. The cash portion of the annual fee shall be paid quarterly. The stock portion of the annual fee shall be paid semi-annually, to correspond with the issuance of common stock by the Company to its employees under its employee stock purchase program; provided, however, that the first issuance of the common stock portion of the annual fee to the undersigned shall not occur until such time in calendar year 1998 that such stock issuance is included in an S-8 registration by the Company or otherwise exempt from registration.

3    Meeting Compensation and Expense Reimbursement:  In addition to the annual
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fee described above, the Company will pay the undersigned individual $500 for attendance at each meeting of the Board of Directors and $250 for attendance at each meeting of a committee of the Board of Directors to which the undersigned individual has been appointed. In addition, the Company will reimburse the undersigned individual for out-of-pocket expenses incurred in connection with their service on the Board of Directors.

4.   Stock Option:   In addition to the fees, compensation and reimbursement
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described in sections 2 and 3 above, the Company will grant the undersigned individual an option to purchase 10,000 shares of common stock of the Company at $15 per share, which will vest on the earlier of 20% per year following the Effective Date or the accelerated vesting schedule described in the "Restricted Stock and Certain Stock Option Grants" portion of the prospectus of the Company filed in conjunction with the initial public offering. The undersigned will forfeit the right to receive any stock subject to an option which has not previously vested at such time as the undersigned ceases to be a Director.

Executed effective the date first set forth above:

Cavanaughs Hospitality Corporation           Director:

By __________________________                _____________________________
     Donald K. Barbieri
     President                               Print Name:____________________